UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                         SCHEDULE 13D/A
                       (Amendment No. 1)

            Under the Securities Exchange Act of 1934



                 Ashford Hospitality Trust, Inc.
           ------------------------------------------
                        (Name of Issuer)

                  Common Stock, $0.01 par value
           -------------------------------------------
                 (Title of Class of Securities)


                            044103109
                  -----------------------------
                         (CUSIP Number)



                       Montgomery J. Bennett
                14185 Dallas Parkway, Suite 1100
                       Dallas, Texas 75254
                         (972) 490-9600
           ------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)



                          March 21, 2008
                  -----------------------------
                  (Date of Event which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 044103109             13D/A                  Page 2 of 7



1    NAME OF REPORTING PERSON                      Montgomery J. Bennett
     S.S. OR I.R.S. IDENTIFICATION
     NO. OF ABOVE PERSON
-------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [   ]
                                                              (b)  [   ]
-------------------------------------------------------------------------

3    SEC USE ONLY
-------------------------------------------------------------------------

4    SOURCE OF FUNDS                                               PF/OO
-------------------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       [   ]
-------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION                  United States
-------------------------------------------------------------------------
                  |
     NUMBER OF    |
                  |
      SHARES      |7   SOLE VOTING POWER                       4,567,082
                  |------------------------------------------------------
   BENEFICIALLY   |
                  |
     OWNED BY     |8   SHARED VOTING POWER                             0
                  |------------------------------------------------------
       EACH       |
                  |
    REPORTING     |9   SOLE DISPOSITIVE POWER                  4,567,082
                  |------------------------------------------------------
      PERSON      |
                  |
       WITH       |10  SHARED DISPOSITIVE POWER                        0
-------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON                                           4,567,082
-------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                 [  ]
-------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               3.8%
-------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON                                          IN
-------------------------------------------------------------------------

CUSIP NO. 044103109              13D/A                 Page 3 of 7


                          Schedule 13D
                          ------------

Item 1.   Security and Issuer
          -------------------

     This Amendment to Statement on Schedule 13D ("Statement") relates to the common stock, par value $0.01 per share (the "Common Stock"), of Ashford Hospitality Trust, Inc., a Maryland corporation (the "Issuer") and is being filed by Montgomery J. Bennett (the
"Reporting Person"). The principal executive offices of the Issuer are located at 14185 Dallas Parkway, Suite 1100, Dallas,
Texas 75254. The Reporting Person initially reported his holdings in a Statement on Schedule 13G filed with the Securities and Exchange Commission. As a result of the Reporting Person's position as a member of the Issuer's Board of Directors and its President and Chief Executive Officer, the Reporting Person chose to amend his prior statement to report his holdings on Schedule 13D. This Amendment is being filed to amend and restate the Reporting Person's prior Statement on Schedule 13D to reflect (i) certain acquisitions of additional shares of the Issuer's Common Stock by the Reporting Person, and (ii) that, as a result of additional issuances by the Issuer, the holdings of the Reporting Person, taking into account the additional securities reported herein, no longer exceed five percent (5%) of the Common Stock of the Issuer.

Item 2.   Identity and Background
          -----------------------

    (a)  NAME.  The name of the Reporting Person is Montgomery
J. Bennett.

    (b) BUSINESS ADDRESS. The business address of the Reporting Person is 14185 Dallas Parkway, Suite 1100, Dallas,
Texas 75254.

    (c) OCCUPATION AND EMPLOYMENT. The Reporting Person is currently the President and Chief Executive Officer of the Issuer.

    (d) CRIMINAL PROCEEDINGS. During the last five years, the Reporting Person has not been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors).

    (e) CIVIL PROCEEDINGS. During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f) CITIZENSHIP. The Reporting Person is a citizen of the United States.

CUSIP NO. 044103109             13D/A                  Page 4 of 7



Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

     The holdings reported by the Reporting Person herein consist of 1,298,554 shares of Common Stock held directly or indirectly by the Reporting Person and 3,268,528 Units of common limited partnership interests ("Units," and together with the shares of Common Stock held by the Reporting Person, the "Securities") in Ashford Hospitality Limited Partnership, the operating subsidiary of the Issuer ("Partnership"). The Units are currently convertible into cash or, at the option of the Issuer, shares of Common Stock (currently on a 1-for-1 basis). The Securities reported herein were acquired by the Reporting Person in business transactions between the Issuer and the Reporting Person (or entities affiliated with the Reporting Person), director stock grants and with personal funds in open market transactions.

Item 4.   Purpose of Transaction
          ----------------------

     The Reporting Person acquired the Securities for investment purposes and not with a view toward or having the effect of directing control over the Issuer. As a result of the Reporting Person's position as a member of the Issuer's Board of Directors and its President and Chief Executive Officer, the Reporting Person may effect a measure of control over the Issuer. The Reporting Person will continue to evaluate his ownership and voting position in the Issuer and may consider the following future courses of action: (i) continuing to hold the Securities for investment; (ii) converting, at the option of the Company, some or all of the Units into shares of Common Stock, (iii) disposing of all or a portion of the Securities in open market sales or in privately-negotiated transactions; or
(iv) acquiring additional shares of the Common Stock in the open market or in privately-negotiated transactions with the Issuer or third parties. The Reporting Person has not as yet determined which of the courses of action specified in this paragraph he may ultimately take. The Reporting Person's future actions with regard to this investment are dependent on his evaluation of a variety of circumstances affecting the Issuer in the future, including the market price of the Common Stock, the Issuer's business and the Reporting Person's investment portfolio.

Other than as set forth above, the Reporting Person does not have any plans or proposals that would result in any of the following:

     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of Directors or to fill any existing vacancies on the Board of Directors;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

CUSIP NO. 044103109             13D/A                  Page 5 of 7


     (f) any other material change in the Issuer's business or corporate structure;

     (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

     (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange
          Act of 1934, as amended; or

     (j)  any action similar to any of those enumerated above.



Item 5.   Interest in Securities of the Issuer
          ------------------------------------

    (a) AGGREGATE NUMBER AND PERCENTAGE OF SECURITIES. The Reporting Person beneficially owns an aggregate of 4,567,082 shares of Common Stock (which includes 3,268,528 Units that are presently convertible, at the option of the Issuer, into shares of Common Stock), representing approximately 3.8% of the Issuer's outstanding Common Stock (based on 119,663,756 outstanding shares of Common Stock reflected in the Issuer's Proxy Statement filed with the SEC on or about April 7, 2008).

    (b) POWER TO VOTE AND DISPOSE. The Reporting Person has the sole voting and dispositive power over the Securities identified in response to Item 5(a) above; provided, however, the Units may only be converted into shares of Common Stock at the option of the Issuer.

    (c) TRANSACTIONS WITHIN THE PAST 60 DAYS. During the past sixty (60) days, the Reporting Person has not effected any transactions in the Issuer's securities; provided, however, on March 21, 2008, the Reporting Person was awarded, under the Issuer's Amended and Restated 2003 Stock Incentive Plan, an aggregate of 281,100 long-term incentive partnership units ("LTIPs") in the Partnership. The LTIPs are not currently vested and do not vest within sixty (60) days of the date of this Amendment No. 1 to Statement on Schedule 13D and, accordingly, are not included in the aggregate number and percentage of securities held by the Reporting Person. Upon vesting and achieving parity with the Units, the LTIPs are convertible into Units at the option of the Reporting Person.

    (d)  CERTAIN RIGHTS OF OTHER PERSONS. Not applicable.

    (e)  DATE CEASED TO BE A 5% OWNER.  April 24, 2007.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer
          --------------------------------------------------------

     None.

CUSIP NO. 044103109             13D/A                  Page 6 of 7


Item 7.   Material to be filed as Exhibits
          --------------------------------

     None.







                    [Signature page follows]

CUSIP NO. 044103109             13D/A                  Page 7 of 7



                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.




Date:  May 13, 2008

                                 /s/  MONTGOMERY J. BENNETT
                                 -------------------------------
                                 Montgomery J. Bennett